March 5, 2007

Alberto DiBella
Chief Executive Officer
Enviro Voraxial Technology, Inc.
821 NW 57th Place
Fort Lauderdale, FL 33309

> **Re:** **Enviro Voraxial Technology, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 27, 2007**
> **File No. 333-140929**

Dear Mr. DiBella:

This is to advise you that a preliminary review of the above amendment to the registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. Specifically, you have not included updated financial statements in your filing. The filing must be amended to present updated financial statements required by Item 310(g) of Regulation S-B. After you amend to update the financial statements, we will commence our review of your filing.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or withdrawal the filing.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director